SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                             Aqua Care Systems, Inc.
                       ----------------------------------
                                (Name of Issuer)

                                 Common Stock
                          -----------------------------
                         (Title of Class of Securities)

                                   038373304
                          -----------------------------
                                 (CUSIP Number)

                                David J. Painter
                        1301 Bay St. Beaufort, SC 29902
    ------------------------------------------------------------------------
                (Name, Address, and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                December 20, 2000
                          -----------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the
following  box.   |_|

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP  No.

1.      Names of  Reporting  Person
        I.R.S. Identification Nos. of above persons (entities only)
                                David J. Painter
        ------------------------------------------------------------------------

2.      Check  the  Appropriate  Box  if a Member of a Group (See Instructions)
        (a)     |X|
        (b)     | |
        ------------------------------------------------------------------------

3.      SEC  Use  Only

        ------------------------------------------------------------------------

4.      Source of Funds  (See Instructions)
                                   PF
        ------------------------------------------------------------------------

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 3(d) or 2(e).
        ------------------------------------------------------------------------

6.      Citizenship  or  Place  of  Organization

                       United States
        ------------------------------------------------------------------------

Number of        7.     Sole  Voting  Power
Shares Bene-                      73188
ficially Owned   ---------------------------------------------------------------
by Each          8.     Shared  Voting  Power
Reporting
Person With:     ---------------------------------------------------------------
                 9.     Sole  Dispositive  Power

                 ---------------------------------------------------------------
                 10.    Shared  Dispositive  Power
                 ---------------------------------------------------------------

11.     Aggregate  Amount  Owned  by  Each  Reporting  Person
                                  73188
        ------------------------------------------------------------------------

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

        ------------------------------------------------------------------------

(13)    Percent  of  Class  Represented  by  Amount  in  Row  (11)
                             2.5%
        ------------------------------------------------------------------------

(14)     Type  of  Reporting  Person  (See Instructions)
                              IN
        ------------------------------------------------------------------------

ITEM 1.     SECURITY AND ISSUER

ITEM 2.     IDENTITY AND BACKGROUND

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OF OTHER CONSIDERATION

ITEM 4.     PURPOSE AND TRANSACTION

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS


                                  SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I Certify that the information set forth in this statement is true, complete and correct.


                                                     /s/  David J. Painter
                                                     ---------------------------
                                                     Title:
                                                     ---------------------------
                                                              1/3/01

Item  1.     SECURITY  AND  ISSUER

     This statement relates to the common shares of Aqua Care Systems, Inc The executive office of the company is: 11820 NW. 37th Street, Coral Springs, FL 33065

Item  2     IDENTITY  AND  BACKGROUND

     a)     David  J.  Painter  is  a  natural  person.

     b)     Residence  -  1301  Bay  Street,  Beaufort,  S.C.  29902

     North American Filtration, Inc. is a Delaware Corporation with a primary address of: Old Augusta Road Denmark, S.C. 29042.

     The company has several subsidiary companies engaged in the manufacture of water treatment equipment.

     c)     David  J. Painter  is  president  of North American Filtration, Inc.

     d) During the last five years, neither David J. Painter nor North American Filtration have been convicted in a criminal proceeding or been a party to a civil proceeding of a judicial or administrative body as a result of which they have not been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

     e) Court of Administrative proceedings: During the last five years, the Reporting Persons have not been party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the Reporting Persons were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     f)     David  J.  Painter  is  a  citizen  of the United States of America.


Item  3.     SOURCE  AND  AMOUNT  OF  FUNDS

          David J. Painter has purchased 73188 shares in an IRA account for a total cost of $96095. North American Filtration, Inc. has 93112 shares with a total cost of $115,728. All purchases were market purchases. No loans were used to acquire these shares.

Item  4.

          The purchases of common shares of Aquacare Systems was for investment and exploration of the possibility of additional purchases of shares depending on price, business conditions and company performance.


Item  5.

          David J. Painter      73188 Shares            2.5% of Class
                             Sole Power to Vote

              DATE              PURCHASED              PRICE PER SHARE
             11/06                 300                     1.25
             11/09                8000                     1.25
             11/13                1700                     1.25
             11/14                1000                     1.25

           NORTH AMERICAN FILTRATION, INC. 93112 SHARES 3.18% OF CLASS
             11/01               10700                     1.3125
             11/15                 500                     1.1875
             12/14                2700                     1.25
             12/15                3000                     1.25
             12/18                1100                     1.218
             12/18                8600                     1.25
             12/19                4100                     1.25
             12/22                2500                     1.063
             12/26                7500                     1.063
             12/27               10000                     1.063


     No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the company described above.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE COMPANY

                 NONE.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS

                 NONE.

         After reasonable inquiry and to the best of my knowledge and belief, I Certify that the information set forth in this statement is true, complete and correct.

                                      Jan 3, 2001
                                                     /s/  David J. Painter
                                                     ---------------------------
                                                     Individually
                                                     ---------------------------
                                                     David J. Painter


                                                     /s/  David J. Painter
                                                     ---------------------------
                                                     President
                                                     ---------------------------
                                                     David J. Painter
                                                     ---------------------------

CUSIP  No.

1.      Name of  Reporting  Person
        and I.R.S. Identification Nos. of above persons (entities only)
                             North American Filtration, Inc.
                             58-2320866
        ------------------------------------------------------------------------
2.      Check the Appropriate Box if a Member of a Group (See Instructions)
        (a)     |X|
        (b)     | |
        ------------------------------------------------------------------------
3.      SEC  Use  Only

        ------------------------------------------------------------------------
4.      Source  of  Funds  (See Instructions)
                                  WC
        ------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 3(d) or 2(e).
        ------------------------------------------------------------------------

6.      Citizenship  or  Place  of  Organization
                       Delaware Corp
        ------------------------------------------------------------------------

Number of        7.     Sole  Voting  Power
Shares Bene-                      93112
ficially Owned   ---------------------------------------------------------------
by Each          8.     Shared  Voting  Power
Reporting
Person With:     ---------------------------------------------------------------
                 9.     Sole  Dispositive  Power

                 ---------------------------------------------------------------
                 10.    Shared  Dispositive  Power

                 ---------------------------------------------------------------
11.     Aggregate  Amount  Owned  by  Each  Reporting  Person
                                  93112
        ------------------------------------------------------------------------

13.     Percent of Class Represented by Amount in Row (11)
                                3.18
        ------------------------------------------------------------------------

14.     Type of Reporting Person (See Instructions)
                               CO
        ------------------------------------------------------------------------

ITEM 1.     SECURITY AND ISSUER

ITEM 2.     IDENTITY AND BACKGROUND

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OF OTHER CONSIDERATION

ITEM 4.     PURPOSE AND TRANSACTION

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS



                                  SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I Certify that the information set forth in this statement is true, complete and correct.


                                                     /s/  David J. Painter
                                                     ---------------------------

                                                     Title:  PRESIDENT
                                                     ---------------------------